FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2005

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

570 Pender Street W., #789, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated May 3, 2005-Airborne Magnetic Survey on the Nor Property

2.

News Release dated May 19, 2005- Private Placement- Final Closing

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: 7 June, 2005

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: May 3, 2005

______________________________________________________________________________________

AIRBORNE MAGNETIC SURVEY ON THE NOR PROPERTY

International KRL Resources Corp. (the Company) is pleased to report it is conducting a magnetic survey on its Nor property, located on the east side of the Richardson Mountains, 65km east of the Dempster Highway, north of Dawson City, Yukon Territory. The Nor property comprises 206 claims.

The survey will be flown by McPhar Geosurveys Ltd. using a high-sensitivity cesium magnetometer. The survey will total approximately 1,087 kilometres of flight lines. Flight line and tie line spacings of 100 meters and 1,000 metres are specified. This is the start of an extensive exploration program on the Nor property which will include soil geochem, gravity, induced polarization (IP) and radiometrics surveys followed by prospecting and geological mapping in preparation for a diamond drill program. The results of the work program will be released in a timely basis.  The Qualified Person for the geophysical portion of this project is Ken Robertson (P.Geo.).

For more information on the Nor Property and International KRL Resources Corp. please visit www.krl.net and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

                                                                                                                                    DATE: May 19, 2005

______________________________________________________________________________________

PRIVATE PLACEMENT- FINAL CLOSING

International KRL Resources Corp. (the “Company”) is pleased to report the closing of the second and final tranche of a previously announced brokered private placement conducted through Pacific International Securities Inc. (the “Agent”), as disclosed in News Releases dated March 3, April 6, 2005 and April 13, 2005.  The Company closed on the sale of 1,900,000 FT Units at a price of $0.20 per Flow Through (FT) Unit, and received gross proceeds of $380,000.

Each FT Unit consists of (i) one flow-through common share, (ii) one-half of one transferable warrant, each such whole warrant entitling the holder to purchase one non-flow-through common share for 12 months at $0.40 per share; and (iii) one-half of one transferable warrant, each such whole warrant entitling the holder to purchase one non-flow-through common share for 24 months at $0.80 per share.

The Company issued 22,293 units to the Agent (the “Commission Units”) as partial payment of the 8% selling commission.  Each Commission Unit consists of (i) one common share, (ii) one-half of one transferable warrant, each such whole warrant entitling the holder to purchase one common share for 12 months at $0.35 per share; and (iii) one-half of one transferable warrant, each such whole warrant entitling the holder to purchase one common share for 24 months at $0.75 per share.  The Company also issued to the Agent an option (the Agent’s Option”) to purchase up to 285,000 Agent’s Units at a price of $0.20 per Agent’s Unit for two years.  Each Agent’s Unit consists of one common share and one non-transferable warrant exercisable for two years at $0.40 per share in the first year and at $0.80 per share in the second year.

The proceeds from the sale of the FT Units will be used for exploration of the Company’s Nor property, located in the Yukon Territory.  All securities are subject to a four month hold period.

For more information on the Nor Property and International KRL Resources Corp. please visit www.krl.net and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570-789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.